Exhibit 10.23
March 19, 2007
Dr. Claudine Simson
4222 Hidden Canyon Cove
Austin, TX 78746
Dear Claudine:
I am pleased to confirm our offer of employment with LSI Logic Corporation. To be sure that you understand the terms and conditions of this offer of employment, I would like to detail them below.
Your position will be Executive Vice President/Chief Technology Officer and an elected officer of the Company pending Board of Director approval. You will be reporting to Abhi Talwalkar and you will receive a $350,000.00 annualized base salary.
As of your date of hire, you will be eligible for all executive company benefits, including group health insurance coverage, life insurance, an annual physical, annual tax and financial counseling, and one-time estate planning. You will also be eligible to immediately participate in LSI Logic’s 401(k) Plan and to participate in the Company’s Employee Stock Purchase Plan as of the next open enrollment period. Your participation in these Plans will require you to take the necessary steps to enroll. The details of these Plans will be discussed with you when you join the company.
You will receive a monthly car allowance of $800.00.
When you join LSI Logic, you will receive a one time “sign-on” bonus of $125,000.00, less statutory withholdings. This payment will be made within approximately 30 days after you join the Company.
Your office will be located in Austin, Texas.
In this position, you are eligible to participate in LSI Logic’s 2007 Short Term Incentive Plan. You have been included in the Short Term Incentive Plan because of your ability to directly influence the results of your organization and the Company. Your participation for incentive payout is based on your contribution to LSI Logic’s achievement of its 2007 goals for Operating Income and the achievement of your and your organization’s own specific objectives. Your target short term incentive amount is 55% of your base salary, but the actual award could be above or below this target level based on the Company’s performance to plan, and your individual performance.

Shortly after becoming an employee of LSI Logic, a non-statutory stock option to purchase 300,000 shares will be granted to you by the Board of Directors. Stock option grants are made subject to the terms and conditions of the stock option plan, the stock option grant award, and such other terms as the Board of Directors may determine appropriate. The exercise price for a stock option is normally equal to the closing price of the Company’s Common Stock on the date the option grant is effective. In addition, stock options are subject to a vesting schedule. Generally 25% of the option grant becomes exercisable each year beginning one year after the grant date, so long as you remain an employee of the Company. The foregoing is only a brief and partial description of the terms generally provided for stock option grants. The stock option plan under which a specific option is granted and the terms of a specific grant award will be controlling in all respects. You will receive a copy of the stock option plan with the grant award.
In addition, 100,000 Restricted Stock Units (RSUs) will be granted to you effective no later than the 20th day of the month following your date of hire. The RSU grant will be granted under and subject to the terms, definitions, and provisions of the Company’s 2003 Plan. The RSU grant will be scheduled to vest at a rate of 25% on each anniversary of the grant over four years assuming your continued employment with the Company on each scheduled vesting date. Any portion of the RSU grant that becomes vested will be settled in shares of the Company’s Common Stock promptly after vesting. The RSU grant will be subject to the Company’s standard terms and conditions for RSUs granted under the 2003 Plan.
Shortly after you commence your employment, you will be offered LSI Logic’s standard Change in Control Severance Agreement. The Change in Control Severance Agreement expires on November 20, 2008, for all executive officers. The Board of Directors, at that time, and in their sole discretion, will determine whether to offer some, all, or different terms as compared with the current Change in Control Severance Agreement to some, all, or none of the Company’s executive officers, including you.
In the event of a Company-initiated involuntary termination for other than cause, in which the above-referenced Change in Control Severance Agreement is not triggered, the Company commits to negotiate in good faith and offer a severance agreement to you in exchange for a release of all claims you may have against the Company.
As is our normal practice, this offer is contingent upon verification of job applicable information submitted on your application, verification of work authorization as required by the Immigration Reform and Control Act of 1986, as well as your signing the “Employee Invention and Confidential Information Agreement.”
If you find the terms of this offer acceptable, please sign below conveying your acceptance and indicate a start date prior to returning this letter to me. Retain the enclosed copy of this letter for your records.

Claudine, we are excited about the opportunity to have you join our organization! We have enjoyed meeting with you and are confident you will make a significant contribution to the success and future of LSI Logic.
Regards,

/s/ Jon Gibson
Jon Gibson
Vice President, Human Resources

/s/ Claudine Simson Signature of Claudine Simson	3/20/07 Date

26 March 2007
Start Date

JG:vm
Enclosures